Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EmailACheck, Inc.
5901 NW 151 St #126
Miami Lakes,, FL 33014
www.emailacheck.com

Up to $1,235,000.00 in Class B Non-Voting Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: EmailACheck, Inc.
Address: 5901 NW 151 St #126, Miami Lakes,, FL 33014
State of Incorporation: DE
Date Incorporated: February 15, 2023

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 6 months free check writing on the eMailACheck Application.

Tier 2 Perk — Invest $1000+ and receive 8 months free check writing on the eMailACheck Application.

Tier 3 Perk — Invest $5,000+ and receive 12 months free check writing on the eMailACheck Application.

Tier 4 Perk — Invest $10,000+ and receive 16 months free check writing on the eMailACheck Application.

Tier 5 Perk — Invest $25,000+ and receive 1% 18 months free check writing on the eMailACheck Application. A preemptive right which gives shareholders the right to purchase additional shares of the company's stock before they are offered to the public or other investors.

Tier 6 Perk — Invest $50,000+ and receive a 2% bonus and 36 months free check writing on the eMailACheck Application. A preemptive right which gives shareholders the right to purchase additional shares of the company's stock before they are offered to the public or other investors

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

EmailaCheck will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

EmailACheck, Inc. ("EmailACheck" or the "Company") is a C-Corp organized under the laws of the state of Delaware.

EmailACheck are checks for the 21st century. Our patented technology is a new and improved eco-friendly way to send, receive and deposit checks. In minutes, securely you can write, send, receive and deposit a check without ever leaving your chair or using more than your phone, iPad or computer. Don't wait for payments or worry about your payments getting lost or being late and incurring late fees because of mail delivery. Do all this for pennies, while saving Paper, Envelopes, Ink, Stamps and time securely while also helping the environment.

The payment industry is growing and people are looking for new more secure ways of making payments. Currently, there are different payment options that are offered for payors. All these different methods have different quirks and costs and there is none other than the check that has been around the longest. Writing checks have some downfalls which we believe we solve by solving the delivery of the check and the costs of sending a check. The company is a special purpose entity that has no other businesses it owns.

Corporate History

EmailACheck, Inc. was initially organized as EmailACheck, LLC , a Florida limited liability company on October 06, 2005 and converted to a Delaware C-Corp on February 15, 2023.

Competitors and Industry

We will cater to the real estate and construction industry. These industries are the ones that usually write checks more frequently and for larger amounts than other industries. The larger dollar amounts make it difficult and/or more costly to use other payment methods. Because of the larger amounts payors like to have their signatures affixed to them for security reasons and for record-keeping purposes.

EmailACheck is involved in the payment industry and financial services business. The dominant players in the industry are Venmo, Zelle, and the Online bank payment services. EmailACheck has direct and indirect competitors, none of which are providing the same service as us. An example of some direct competitors are Deluxe Check printers, Zego, Venmo, Zelle, and other indirect competitors are PayPal, BillPay, and online bank services

Current Stage and Roadmap

EmailACheck currently has an operating payment system that is available on the web, and via mobile applications through Apple, Google, and Amazon. The payment platforms are available for download and use and have been downloaded over 10,000 times with many clients using them repeatedly. We are currently establishing partnerships and integrations with other companies including QuickBooks, Rent Manager, and Yardi. The rent manager and QuickBooks integrations are nearly complete, while the Yardi integration is in production. We have begun marketing our services with a specialty in real estate. Our sales team is doing daily presentations to management companies in an effort to get them to use our services and we will continue to approach and market to the real estate industry.

The Team

Officers and Directors

Name: Alan Waserstein

Alan Waserstein's current primary role is with Leaseflorida Companies. Alan

Waserstein currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October, 2005 - Present
  Responsibilities: Alan focuses on fund raising, day to day oversight, including overseeing the IT team, sales team and marketing team. Alan does not currently receive a salary and does not receive equity compensation.

Other business experience in the past three years:

- **Employer:** Leaseflorida Companies
  Title: Principal Owner
  Dates of Service: February, 1994 - Present
  Responsibilities: Mergers & Acquisitions and Financial Analysis.

Name: Amaha Selassie

Amaha Selassie's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Amaha manages all day-to-day operations of the company as its President and Chief Revenue Officer. Amaha receives $155,000 in annual salary. His equity is currently 0 and it vests when certain thresholds are reached.

Other business experience in the past three years:

- **Employer:** Epic Pay
  Title: Vice President of Sales
  Dates of Service: August, 2020 - January, 2022
  Responsibilities: Create sales and Partnerships

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or

operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are providing a platform for our customers to be able to email a payment using our proprietary software. Our revenues are therefore dependent upon the market for payments to continue and for the forms of payment to be permitted and the laws to remain the same.

We may never have an operational product or service

Our product/service is currently operational however there are risks that at any time any new regulation or requirement may occur that could make our product/service no longer operational or cost prohibitive to operate

Some of our products are still in prototype phase and might never be operational products

The platform is offering the ability to email a check to a bank and for the bank to process the deposit through email. Currently the format of making deposits is not offered by banks. Notwithstanding, the banks do offer other methods that allow emailacheck's to be deposited. However at anytime these offerings can seize to exist which would make our service inoperable. We can't be sure that any and all products or services that are planned will ever be operational.

Developing new products and technologies entails significant risks and uncertainties

We currently believe that our payment system is advanced and ahead of other payment options. However, other companies may develop other options that could compete against our service and we will need to have our services adapt to what the industry is doing, failure of the product to meet the needs of the marketplace may cause among other things, unanticipated technological hurdles, difficulties in competing. We may also be face with new laws and regulatory hurdles that may prohibit use of our product/services. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

Currently there is no convertible promissory note. However, in the future a need for capital may require us to issue convertible promissory notes that may have a direct effect on your investment or your ability to vote

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Emailacheck llc was formed on October 6,2005. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Emailacheck has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that emailing a check and the payment type is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 1 patent, 1 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on emailacheck or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on emailacheck could harm our reputation and materially negatively impact our financial condition and business.

Laws, Licensing, Regulations

We currently are not required to have any licenses if these requirements change that could affect our business.

Identity Theft, Bank Fraud

If customers identities are hacked or a lot of bank fraud occurs with electronic payments , this could affect customers desires to use our services.

Cybersecurity Risks

As a FinTech company we rely heavily on technology to conduct our operations, we may be vulnerable to cyberattacks, which can compromise sensitive customer data and damage the company's reputation.

Compliance and Regulatory Risks

As FinTech company we may face regulatory challenges, Failure to comply with applicable laws and regulations can result in fines, legal action, and damage to the company's reputation.

Operational Risks

As a FinTech company we may experience disruptions in our operations due to technical issues, system failures, or other unforeseen events. These disruptions can result in financial losses and damage to the company's reputation.

Reputation Risks

As a FinTech company we may face reputational risks if we experience data breaches, service disruptions, or other operational issues that result in customer dissatisfaction or loss of trust.

Financial Risks

As a FinTech companies may face financial risks related to investment, cash flow, and liquidity. These risks can arise from a variety of factors, including market fluctuations, changes in customer demand, and unexpected expenses.

Legal Risks

As a FinTech companies may face legal risks related to intellectual property, contractual obligations, and disputes with customers or partners.

We may never have a widely accepted product or service

It is possible that there may never be an operational consistency to emailacheck or that we may never be used continually to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Other risks

Custom Risk (please specify): Please provide a description. 1. Cybersecurity risks: As a FinTech company we rely heavily on technology to conduct our operations, we may be vulnerable to cyberattacks, which can compromise sensitive customer data and damage the company's reputation. 2. Compliance and regulatory risks: As FinTech company we may face regulatory challenges, Failure to comply with applicable laws and regulations can result in fines, legal action, and damage to the company's reputation. 3. Operational risks: As a FinTech company we may experience disruptions in our operations due to technical issues, system failures, or other unforeseen events. These disruptions can result in financial losses and damage to the company's reputation. 4. Reputation risks: As a FinTech company we may face reputational risks if we experience data breaches, service disruptions, or other operational issues that result in customer dissatisfaction or loss of trust. 5. Financial risks: As a FinTech companies may face financial risks related to investment, cash flow, and liquidity. These risks can arise from a variety of factors, including market fluctuations, changes in customer demand, and unexpected expenses. 6. Legal risks: As a FinTech companies may face legal risks related to intellectual property, contractual obligations, and disputes with customers or partners.

Trademarks and Patent risk

We currently have Patent #7,113,925 and a trademark for emailacheck REGISTRATION NUMBER: 3182078 , 12/05/2006. Nothing prevents another company from pursuing a similar patent or trademark or contesting our patent or trademark.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gabrit Concourse, Inc.	24,500,000	Unknown	96.0%
Gabrit Concourse, Inc.	1,920,000	Class A Voting Common Stock	

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares or borrowing money. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Issuance of shares as part of the company's conversion from a Florida LLC to a Delaware C-Corp
  Date: February 15, 2023

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue generation, EmailACheck will be able to operate for 2 years.

Foreseeable major expenses based on projections:

EmailACheck's major expenses will be staff and contract services for computer programming and integratons.

Future operational challenges:

We anticipate competition and getting customers to adopt our new technology will be the most significant operational challenges.

Future challenges related to capital resources:

If we are not able to generate any money, we anticipate being able to raise more money to be a significant future challenge.

Future milestones and events:

If we are successful with Q2, getting banks to adopt EmailACheck would significantly impact the company financially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2023, the Company has capital resources available in the form of capital contribution from the majority shareholder loan in the amount of $17,000 cash on

hand with a credit facility for another $63,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign maybe critical to our company operations in the long term. Because, these funds are required to support the growth and expansion of the company. However, we may have access to other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign if necessary from the majority stockholder..

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the future viability of the Company if the major stockholder decides not to continue funding operations.. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $20,000 for expenses related to salaries, contract services, marketing and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 36 months. This is based on a current monthly burn rate of $20,000 which will increase to speed up growth for expenses related to salaries, contract services, marketing and operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company may have additional future sources of capital if necessary from its majority shareholder.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Alan Waserstein
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the past period, the Company received financial support from a founder and the only member, Alan Waserstein. As of December 31, 2022 the outstanding balance was $142,401, and entire amount has been classified as non-current liability.
  Material Terms: No additional terms.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

Our pre-money valuation is based on multiple factors including the value of our patent, our revenue projections and our experience. We have already attained over 30,000 users, and we have proven and tested technology that is on the apple and google stores with a working web-based application for businesses. We have also finalized partnerships with RentManager, Quickbooks, and Q2 a major banking platform. All of which are well-established companies.

Market Growth & Trends

We are in the technology payments industry, which every day is growing as the world moves away from cash and other antiquated forms of making payments. There are 26 billion checks that are written and mailed per year. A lot of that volume has dwindled from higher levels because of the risks, delays, and costs of mailing checks. We have solved that problem and believe that many check writers will return and the volume will increase. eMailACheck's APIs and back-office reporting seamlessly enable its partners to deploy eMailACheck to serve their own customers anywhere, any time, and on any device.

Comparable Competitor Companies

The companies listed below are for industry comparison purposes. Emailacheck is not yet as developed as these businesses.

ACHeck21- ACHeck21 is a company that provides check processing and electronic payment solutions for banks, credit unions, and other financial institutions. The company offers a range of services, including check imaging and processing, ACH (Automated Clearing House) processing, remote deposit capture, and more. ACheck21 is a corporation.

Bill.com- is a financial technology company that provides cloud-based software and services to automate financial operations for small and medium-sized businesses. The company was founded in 2006, so as of 2023, it has been in business for 17 years. Bill.com is a corporation.

Deluxe Check Printers -a check stock company that has recently branched into echeck market.

Zego - handles payments for real estate companies via ach,echeck and credit cards

Venmo - has a money transfer service more consumer related

Zelle - has a money transfer payment service by transferring funds between bank accounts.

Besides these there are many companies that are doing ACH, Echecks and money transfers that compete with our company as to making payments but we do believe as to cost or efficiencies.

The Value of the Company's Assets & Projections

Our assets consist of an issued patent and technology. We also have unique names and trademarks and logos that are easily identifiable. Our Source Code and placement in the apple and google store. As well as our proven concept with over 30,000 customers and our established and working partnerships and integrations with Q2, quickbooks and rent manager.

Management's Prior Achievements & Success

Amaha Selassie, president and CRO of eMailACheck, has skillfully led companies and strategic initiatives in diverse industries and sectors. Over the last 15 years, his focus on fintech propelled success for EpicPay, Vantiv, Elavon, and other recognized payment solutions providers.

As VP of Sales at EpicPay, Amaha achieved a 98% strategic partnership achievement rate reaching 150% of sales goals. And while Director of Strategic Partnerships at Elavon, Amaha led strategic business initiatives that positioned the Company as the "payments partner of choice" for emerging software and service companies. He secured 950 new accounts, raised $1.2m in revenue, and secured a new partnership generating an annual revenue of $3M and a total net deal value of $10M for US Bank.

He was the Sales Leadership Manager at Mercury Payments and was recognized as "Regional Relationship Manager of the Year" for winning over 200 new customers. And Amaha was selected to serve on the Executive Board of Vantiv Co. (formerly Moneris) while he was the Director of U.S. Channel Sales and led a team of 37 associates to propel revenue growth. At UpSolutions, he led a team of 45 Regional Directors and Relationship Managers while he was the VP of Channel Sales, reporting directly to the CEO.

Amaha served as the Vice President of Channel Sales at UpSolutions, working closely with and reporting directly to the CEO. In this role, he led 45 Regional Directors and Relationship Managers to foster strategic partnerships with key market players.

<u>Business Partnerships & Relationships</u>

The following briefly describes partnerships and integrations that have been created and have just begun.

Current Partners

Q2- is a provider of digital banking solutions and services primarily for community banks and credit unions in the United States. As of 2021, the company serves more than 1,000 financial institutions, including banks and credit unions of all sizes. Each has, on average, between 30,000 to 40,000 banking clients.

QuickBooks- reported having 4.5 million customers worldwide, with a significant portion of them being in the United States.

Rent Manager- is a property management software company that provides solutions for residential, commercial, and association property management. As of 2021, the company serves over 20,000 customers across the United States and internationally.

Yardi- is a software company that provides property management software and solutions for the real estate industry. They serve more than 32,000 clients worldwide. Yardi's customers include property owners, managers, investors, and other real estate professionals. This partnership is currently in the production stage.

<u>Revenue Projections</u>

The company prepared projections for its first full year with subscription fees post-fundraising. The company expects its revenue at the end of Year 1 to be $2,071,420 from Subscription Fees and $1,812,096 from Check Fees for a total of $3,883,516 in gross revenue. The company also expects that to achieve this revenue it will need to have successful fundraising and capital, and its Costs of Good Sold would be $62,400 for its domains, servers, and related IT items. The large expenses to achieve that revenue would be approximately 1,860,000. This is based on having a subscription fee and check fee user growth of 30% monthly throughout Year 1 which we used industry standards and volume to determine. A key item that will be variable is our marketing ability to differentiate ourselves from competitors in the market. Again, these are forward-looking projections and not guaranteed but they helped the company determine its pre-money valuation. Please refer to our forward-looking legend below and our risk factors section.

Based on the above the company determined its pre-money valuation.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  We will expand our social media marketing and email blasts to the real estate and professional services industry. We intend on participating in more trade

shows , and member groups, and reaching out to larger real estate management companies

- *Research & Development*
  15.0%
  These costs will go towards doing integrations between our software and other companies referenced above in new partnerships.

- *Company Employment*
  20.0%
  We plan on maintaining our President and hiring additional sales help to assist in making new partnerships and obtaining customers. We will also hire a sales enablement person or company to help manage the adoption of our service with our existing and new customers

- *Operations*
  10.0%
  This expense will be used for support staff, temporary services, servers and technology equipment

- *Working Capital*
  10.0%
  This shall serve to fund our day to day capital needs for legal, accounting, office, equipment, and general operating needs.

- *Inventory*
  4.5%
  This estimate is low because we don't sell products but we will be using computer hardware and components for our employees to use.

- *Programming / Developers*
  15.0%
  We have programmers and constantly update our software and operating system and are constantly releasing new versions and improving our current systems.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.emailacheck.com (www.emailacheck.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/emailacheck

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EmailACheck, Inc.

[See attached]

EMAILACHECK INC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Turner & Associates LLP

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Weston Office
2893 Executive Park Drive, Suite 204
Weston, Florida 33331

Telephone: 305-377-0777
Facsimile: 305-556-5601
www.turnercpas.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Stockholders

Emailacheck, Inc.
Miami Lakes, FL 33014

We have reviewed the accompanying financial statements of Emailacheck, Inc. (a Delaware Corporation), which comprise the balance sheets as of December 31, 2022 and December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Emailacheck, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Turner & Associates, LLP

Weston, FL
April 11, 2023

Emailacheck Inc.
Balance Sheets
December 31, 2022 and December 31, 2021

		December 31, 2022		December 31, 2021
Assets				
Cash	$	14,828	$	3,715
Total Assets	$	14,828	$	3,715
Liabilities and Stockholders' Equity				
Liabilities				
None	$	-	$	-
Total Liabilities	$	-	$	-
Stockholders' Equity				
Common Stock (10,000,000 Class A Voting, issued and outstanding, $.00001 par value, 10,000,000 Class B non voting issued and none outstanding)		100		-
Paid in Capital		142,300		12,000
Accumulated Deficit		(127,572)		(8,285)
Total Stockholders' Equity		14,828		3,715
Total Liabilities and Stockholders' Equity	$	14,828	$	3,715

Emailacheck Inc.
Statements of Operations
For the Years Ended December 31, 2022 and December 31, 2021

		Year Ended December 31, 2022		Year Ended December 31, 2021
Revenues	$	-	$	-
Expenses				
Advertising	$	7,481	$	4,435
Bank Charges		873		-
Insurance		2,343		-
Office and Miscellaneous		11,573		2,000
Payroll		75,869		-
Professional Fees		19,200		1,465
Taxes and Licenses		1,948		1,077
Total Expenses		119,287		8,977
Net Operating Loss		(119,287)		(8,977)

Emailacheck, Inc.
Statements of Stockholders' Equity
For the Year Ended December 31, 2022 and 2021

	Members Equity	Common Stock	Paid In Capital	Accumulated Deficit	Total
Beginning balance, January 1, 2021	$ 692				$ 692
Member contributions	12,000				12,000
Net loss - 2021	(8,977)				(8,977)
Ending balance, December 31, 2021	3,715				3,715
Entity conversion	(3,715)	100	11,900	(8,285)	-
Net loss - 2022				(119,287)	(119,287)
Shareholders' contributions			130,400		130,400
Ending balance, December 31, 2022	$ -	$ 100	$ 142,300	$ (127,572)	$ 14,828

Emailacheck Inc.
Statements of Cash Flows
For the Years Ended December 31, 2022 and December 31, 2021

	Year Ended December 31, 2022	Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (119,287)	$ (8,977)
Net change in operating activities	(119,287)	(8,977)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholders' contributions	130,400	12,000
Net change in financing activities	130,400	12,000
Net change in cash	11,113	3,023
Cash, beginning of period	3,715	692
Cash, end of period	$ 14,828	$ 3,715

Note 1 - Summary of Significant Accounting Policies

Nature of Operations and Organization

Emailacheck Inc. (the 'Company') was formed on October 6, 2005 in the state of Florida as a limited liability company. During February 2023, the Company converted its entity type to a Delaware Corporation. The Company was formerly known as Emailacheck LLC, prior to its conversion. The Company has developed software to allow bank checks to be emailed. The Company is currently in the process of raising capital to begin selling its services. The Company expects to start selling its services for a fee in 2024.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

During 2022, the Company elected to file its income tax returns as a corporation for federal income tax purposes effective January 1, 2022. The Company's open audit periods are 2019 through 2022. Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases (known as temporary differences). Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period.

During 2021, the Company was a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its member. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

Advertising

The Company expenses all advertising costs when incurred. Advertising expenses for the years ended December 31, 2022 and 2021 was $7,481 and $4,435, respectively.

Note 2 – Income Taxes

As of December 31, 2022, the Company has a NOL carryforward of $119,288 that can be carried forward indefinitely. The Company has provided a valuation allowance of approximately $28,800 for any tax benefit associated with this carryforward. The Company has no deferred taxes as of December 31, 2022.

Note 3 – Commitments and Contingencies

As of December 31, 2022 and 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Note 4 – Subsequent Events

The Company has evaluated subsequent events through April 11, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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INVEST IN EMAILACHECK TODAY!

Secure, Convenient, Save money

eMailACheck is an online payment platform where digital checks can be written, sent, and received instantly. The company first introduced its patented system to the market in Augu...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

$0 Raised

OVERVIEW   ABOUT   TERMS   PRESS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

 eMailACheck is developing proprietary patented technology that we believe will revolutionize payment creation and delivery. On our digital platform, users can easily draft securely encrypted electronic checks and send them via email or SMS, providing a safe, speedy, and eco-friendly alternative to paper checks.

 The global market for digital payments is expected to reach nearly $20T by 2025, growing at a robust CAGR of 24.4%.* Even so, eMailACheck believes that a digital solution is needed for paper checks, which are still used for over 16 billion payments each year, and account for over $26T in financial transactions annually.*

 eMailACheck was co-founded by payment processing and collective expertise, the company has created its own patented payment technology, which has been tested for many years, and is now being used by thousands of businesses and individuals.

*Market information provided by (source) (source)

THE PITCH

eMailACheck is providing a 21st century banking solution with patented technology that digitizes check payments and eliminates the need for paper checks. Our system allows users to securely write, send, receive, and deposit electronic checks from anywhere in the world, using only a phone, tablet, or computer to complete transactions in seconds. To date, the company has already helped thousands of users with paperless checking that is fast, reliable, eco-friendly, and costs only pennies per use.

Digital Checking Made Easy, Efficient, and Eco-Friendly

For the many industries and individuals that still rely on check banking to conduct business, eMailACheck's patented system solves the challenges associated with paper checks, by providing a safer, more efficient and sustainable end-to-end solution.



Invest Now
$5.00 Per Share

RAISED ⓘ   INVESTORS
$0   0

MIN INVEST ⓘ   VALUATION
$500 $10M



Create An Account
Send Payment
Delivery
Deposit

As an advanced, fraud-proof security measure, all digital checks sent through the eMailACheck platform are encrypted with their own unique barcode encompassing the payer's signature and account information. They're also sent instantly – no envelopes, stamps, or ink needed – so you never have to worry about lost checks or late payments, as a result of delayed mail delivery.

THE PROBLEM & OUR SOLUTION

The Future of Check Writing is Here

In recent years, the payment industry has experienced a lot of evolution, presenting consumers with more options for making and receiving payments. Yet, despite the growing popularity of electronic payment platforms, many industries still prefer to cut checks for transactions such as paying rent, purchasing real estate, or donating large sums to charity. Even at the government level, checks are still used to remit 437M payments annually.



$26.2T
worth of paper checks are used annually
80%
of renters pay by paper check or cash
60%
checks by volume written by business
16B
paper checks were used in 2018
$390B
residential rent payment sent through a paper check each yr
437M
govt checks sent each year via paper checks

(source) (source) (source) (source)

At the same time, handwritten checks come with a number of potential pitfalls, including slow processing, postage costs, environmental waste from paper production, and an overall lack of security as checks can easily become lost or stolen in the mail.



WITHOUT US
Check are unreliable
Wasteful not Eco friendly
Cost of checks and handling
Postage to Send
Easy intercepted- or Altered
Late on Payments because of lost or stolen mail
Its Outdated
WITH US
Its instant, reliable with proof of delivery
Its Eco-Friendly
Its safe, encrypted, information is not stored, and password protected
Our checks have a unique shading and watermark to prevent tampering
No Cost
No Postage, no ink, no handling
Avoid Late fee, Manage cashflow

As a solution, eMailACheck makes the entire process fast, easy, and cost-efficient, with technology that digitizes checks and transmits them via email at the click of a button. All payments sent through our platform are received within seconds, and can be digitally tracked by both parties, making it easier than ever to send and receive checks.



1.
STILL A CHECK
2.
MORE SECURE
3.
NO MORE LOST CHECKS
4.
SAVE ON LATE FEES
5.
SAVE ON BANK FEES
6.
SAVE TIME AND MONEY

THE MARKET & OUR TRACTION

In-Market and Poised to Integrate With Leading Fintech Platforms

eMailACheck launched operations in 2022, utilizing a SaaS profit model that generates revenue each time a check is emailed. Beginning with consumers and migrating towards businesses, eMailACheck targets all check users, and because our fee is less than the price of a postage stamp, the applications for our platform are numerous. In less than a year, we've seen our user base increase from 11K to 28K users and we anticipate even more growth as we widen our marketing outreach.



IN LESS THAN A YEAR
28K+
ACTIVE USERS
10+
INSTITUTIONS
1K+
REVIEWS

The company has additionally established partnerships with adjacent brands in the financial sector, integrating with Quickbooks software, Q2 Banking, and Rent Manager, which we believe will allow us to reach an expanded customer base and capture substantial revenue share in the digital payment market.



OUR TRUSTED & INTEGRATED PARTNERS SO FAR
LEASE FLORIDA
intuit QuickBooks Online
Rent Manager
Property Management Software
HOTT SOLUTIONS
The EPiC Foundation

WHY INVEST

Invest in Proven Technology That's Ready To Revolutionize Digital Payment

eMailACheck has built an affordable and accessible software solution that we believe is the future of checking. Our paperless platform is fully-operational, providing value to thousands of customers, and now we're ready to serve even more users. In order to achieve this goal, next steps for the company entail scaling our marketing and advertising, as well as integrating with consumers, banks, and payment companies to realize additional market opportunities. Be a part of our success story, by investing today!



ABOUT

HEADQUARTERS
5901 NW 151 St #126
Miami Lakes,, FL 33014

WEBSITE
View Site

eMailACheck is an online payment platform where digital checks can be written, sent, and received instantly. The company first introduced its patented system to the market in August of 2022, and is now serving over 28K users.

TEAM



Amaha Selassie
Chief Executive Officer

Amaha Selassie is an Innovative Leader, Skillful Negotiator, Business Strategist and Sales Expert. Over the last 20 years, Amaha has demonstrated exceptional leadership expertise across diverse sectors, earning the trust of some major players in the world of business. He is the Co-founder of Sensei Credit, a credit monitoring platform that supports businesses and individuals to keep track of changes in their credit reports. He is also serving as the President of eMailACheck, a tech startup that supports businesses and individuals to send and receive checks online securely and efficiently. In this executive role, he develops and implements organizational and management procedures, structures, and policies to ensure the smooth-running operation of the business. He also provides leadership and guidance to the organization by collaborating with other board members, executives, and staff to achieve overall organizational goals.



Alan Waserstein
Director

4 yr options Trader on CBOE/CBOT, 30 yr real estate veteran, grew a real estate empire with a portfolio of over 1.3 million SF in 50 properties spanning across the US with over 500+ tenants all managed, leased, developed, and operated under his administration.

www.leaseflorida.com



Jake Waserstein
Founder

I am a student at Indiana University majoring in Business Management with a minor in Entrepreneurship, in which I will be looking to pursue my career in commercial Real Estate. I will continue to work on this goal as I find this industry to be the best fit for me. By using my skills in business management I will be able to increase my marketing, analytical, and communication skills.



Nate Bekerman
Advisor / Business Development

Bentley University BS finance - 7 years at JP Morgan with Global Investments. Started Wash my Whip an on-demand car cleaning service and grew it to become a national fleet cleaning company in 12 cities with a successful exit in 2018. Started Genesis Capital and NBK consulting which specializes in Crypto-Currency projects.





Brian Riemer
Advisor / Business Development

Harvard Cum Laude, Wharton Business School Directors list , 6 years in investment banking and Private equity/Mezzanine . CEO of Riemer Insurance a 60 million+ Private Insurance Agency





Lucio Biase
Advisor Consultant

Credit Suisse, Marathon Asset Mgmt, started his first fintech 2005 got patent for pooling credit risk US8781952B1 and exited, then founded LMARKETS 2011 and exited in 2017 and the Co. was acquired in 2021.



TERMS

EmailACheck

Overview

PRICE PER SHARE
$5

VALUATION
$10M

DEADLINE ⓘ
Jun 28, 2023

FUNDING GOAL ⓘ
$10k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,000

SHARES OFFERED
Class B Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based Perks**</u>

Friends and Family - Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird - Invest within the first week and receive 10% bonus shares

Early Bird Bonus - Invest within the first two weeks and receive 5% bonus shares

<u>**Volume-Based Perks**</u>

Tier 1 Perk — Invest $500+ and receive 6 months free check writing on the eMailACheck Application.

Tier 2 Perk — Invest $1000+ and receive 8 months free check writing on the eMailACheck Application.

Tier 3 Perk — Invest $5,000+ and receive 12 months free check writing on the eMailACheck Application.

Tier 4 Perk — Invest $10,000+ and receive 16 months free check writing on the eMailACheck Application.

Tier 5 Perk — Invest $25,000+ and receive 1% 18 months free check writing on the eMailACheck Application. A preemptive right which gives shareholders the right to purchase additional shares of the company's stock before they are offered to the public or other investors.

Tier 6 Perk — Invest $50,000+ and receive a 2% bonus and 36 months free check writing on the eMailACheck Application. A preemptive right which gives shareholders the right to purchase additional shares of the company's stock before they are offered to the public or other investors

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

EmailaCheck will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into EmailACheck.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: eMailACheck … the secure, convenient, and money-saving way to instantly create, send, and receive payments by text or email to anyone, anywhere, anytime!

AW: I'm Alan Weinstein, and I founded eMailACheck for one simple reason… money-saving convenience. I'm a real estate developer. I'm not a check chaser. And just like you and everyone else, I don't have time to chase paper checks only to find that they were never sent or were lost in the mail.

Now, I'm sharing the same time- and money-saving solution that I've used for nearly 20 years. And it's the same technology that banks use every day to transact payments.

The Company is bonded, fully insured and eMailACheck's software is patented. AND the technology we use is proven… it's already in use by banks and financial institutions.

At eMailACheck, we're democratizing that same secure technology, convenience, and efficiency so anyone, anywhere can use it on any device.

eMailACheck has the perfect equilibrium of timing, opportunity, and leadership to occupy a commanding space in the marketplace.

Right now, there is high demand and growing need for financial solutions that are secure, convenient and money-saving.

Of course, leadership is essential to building a successful enterprise. And that's why we've selected experienced and recognized experts across disciplines.

Amaha Selassie is our president and a respected financial technology expert with two decades of proven, functional leadership and financial technology expertise. And he's going to tell you more about eMailACheck.

Hi… I'm Amaha Selassie, And I've been in fintech leadership for over 20 years. I've seen some game-changing solutions but nothing like eMailACheck.

As Alan said, eMailACheck is using the same proven technology that banks and financial institutions already use. We're simply making it available to everyone, anywhere, and on any device.

Our mission is to provide businesses and consumers with a secure, efficient, and cost-effective way to send payments. And we believe we are well on the way to becoming a universally accepted and trusted payment facilitator.

Thanks to the Check Clearing for the 21st Century Act, paper checks become electronic checks. That's right. Banks and financial institutions already use digital imagery to process payments.

That's one reason we believe eMailACheck's market entrance timing is absolutely perfect.

And here's another reason. Paper checks are fast-becoming a thing of the past.

According to a recent Federal Reserve study, since 2009 use of paper checks has been dropping by 1.2 billion every year. At this rate, paper checks will be nonexistent in 2026… do you know that's just 3 years from now!

And here's another indicator that the time is NOW for eMailACheck…

According to NerdWallet, 4 in 5 Americans already use mobile payment apps. That's 79% of people who bank.

And Bankrate estimated that in 2022, 203 million people used digital banking services. And that number is projected to reach about 217 million by 2025. With the continuing growth of online banking, we believe the time for our secure, convenient, money-saving solution has come.

eMailACheck is Secure… It's encrypted and tokenized, which means only technology companies and institutions with credentials can access sensitive transaction data.

And eMailACheck's patented software is just as secure as what consumers and businesses rely on each day.

It's Convenient… it allows individuals and enterprises to quickly send and receive money by email or text, phone or computer. Anywhere. Any time.

And with our free app, sending a payment using eMailACheck only costs pennies. It saves even more by eliminating paper checks, postage, envelopes, handling, excessive transaction and late payment fees.

AND it's much better for the environment by eliminating paper waste.

Right now, eMailACheck is available in the Apple Store, Google Play Store, and on Amazon.

Our recent integrations with QuickBooks, Q2, and Rent Manager are streamlining their payment processing burdens. And we are building velocity with consumers and other companies.

We believe that eMailACheck is perfectly primed for growth. And we have more than one revenue channel… commercial and consumer.

A recent Federal Reserve Study, found that there were 42.6 billion check payments. And get this… businesses wrote 60 percent of those checks. And companies are always looking for ways to reduce costs and increase efficiency. Just think about the number of companies looking for an option to paper checks.

Now, related to our direct-to-consumer business, most recent data from the Federal Reserve shows that 78 percent of U.S. consumers have a bank account with paper checks. Yet, 49% of consumers use digital bill pay services and pay a premium for it.

Why is that? It's because paper checks are inconvenient, not secure, and there are so few options… Until NOW!

As you can see, eMailACheck is uniquely positioned for success in both B2B and B2C markets. And our success can be yours too.

Join us now as we work to own a commanding position in the marketplace and in the financial technology space. We're looking forward to sharing our success with you.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "EMAILACHECK, INC." FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF FEBRUARY, A.D. 2023, AT 6:43 O`CLOCK P.M.





SECRETARY'S OFFICE
1793 DELAWARE 1935

Jeffrey W. Bullock, Secretary of State

7300476 8100F
SR# 20230537660

Authentication: 202731985
Date: 02-16-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
EMAILACHECK, INC.

First: The name of the Corporation is: EmailACheck, Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

(a) The total number of shares of all classes of capital stock that the corporation is authorized to issue is Twenty Million (20,000,000) shares of common stock, consisting of (a) Ten Million (10,000,000) shares of Class A Voting Common Stock, par value of \$0.00001 per share and (b) Ten Million (10,000,000) shares of Class B Non-Voting Common Stock, par value of \$0.00001 per share.

(b) *Voting Rights*.

(i) *Class A Voting Common Stock*. Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class A Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class A Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

(ii) *Class B Non-Voting Common Stock*. Except as otherwise required by the General Corporation Law of Delaware, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

Fifth: The name and mailing address of the incorporator are as follows:

Alan Waserstein
5901 NW 151 Street #126
Miami Lakes, FL 33014

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:43 PM 02/15/2023
FILED 06:43 PM 02/15/2023
SR 20230537660 - File Number 7300476

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this ____15th____ day of February, 2023.



By:_____
Alan Waserstein, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

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**eMailACheck
Crowdfunding Campaign
With StartEngine**

Hello,

At ***eMailACheck***, we have been working hard the past few months on our equity crowdfunding campaign with StartEngine. We are thrilled to let you know that our crowdfunding campaign will be launching soon!

I invite you to learn more about ***eMailACheck*** and if it's right for you, we can't wait for you to join us as an investor and become a part owner in our company.

These Are The Benefits That *eMailACheck* Provides

	eMailACheck	PAPER CHECK	CREDIT CARD	ACH	WIRES
Same Day	✓	✗	✗	✗	?
Cost less than $0.05	✓	✗	✗	✗	✗
Encrypted	✓	✗	✓	✓	✓
Convenient	✓	✗	✗	✗	✗

If you are new to 'equity crowdfunding' and not sure exactly what it is, StartEngine has written many articles to help explain how it works. You can find them on their website **here**.

Thanks again for all your support, we wouldn't be where we are with this company without people like you and stay tuned for more updates!

Best,

eMailACheck

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

eMailACheck
5901 NW 151 ST SUITE 126, Miami, FL 33014
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eMailACheck
Crowdfunding Campaign
With StartEngine

Dear eMailACheck Supporters,

I hope this email finds you well. As a valued supporter of **eMailACheck**, I am excited to announce that our equity crowdfunding campaign with Start Engine will be launching soon!

Through this campaign, we are inviting our community members and investors to become part owners of our company and join us in our journey towards success. As an investor, you will not only contribute to our growth, but also reap the rewards of your investment in the future.

eMailACheck offers a range of benefits:

Still a check

Compared to payments via debit card / credit card / wire transfer or online bill pay, sender does not provide any secure information (like credit card numbers) that can enable a recipient to potentially do unauthorized transactions in the future.

More Secure

eMailACheck has inbuilt fraud-protection and is more secure than traditional checks. Our checks have electronic signatures proof of delivery and receipt, and repeating watermarks to prevent them from being altered.

No more lost checks!

eMailACheck checks are delivered almost instantly over the Internet and the data is encrypted on transmission and while in your mailbox. Sender does not need to worry about re-issuing lost checks or making stop payments.

Save on late fees

With ***eMailACheck*** the chances of late fees and penalties are completely eliminated as checks arrive on the date designated by the payor , and both parties have proof of delivery.

Save on bank fees

With ***eMailACheck*** you can eliminate bank fees by timing payments and reconciling account balances, and manage cash flows.


WITHOUT US
Check are unreliable
Wasteful not Eco friendly
Cost of checks and handling
Postage to Send
Easy intercepted- or Altered
Late on Payments because of lost or stolen mail
Its Outdated
WITH US
Its instant, reliable with proof of delivery
Its Eco-Friendly
Its safe, encrypted, information is not stored, and password protected
Our checks have a unique shading and watermark to prevent tampering
No Cost
No Postage, no ink, no handling
Avoid Late fee, Manage cashflow

If you are new to equity crowdfunding, we encourage you to learn more about it [here](), where you can find helpful resources and articles to understand the process better.

We are grateful for your continuous support, and we look forward to having you onboard as an investor. Thank you for considering this opportunity.

Best,

eMailACheck

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

eMailACheck
5901 NW 151 ST SUITE 126, Miami, FL 33014
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